                                                              Page 1 of 15 Pages


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            BUCKEYE PARTNERS, L.P.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                             LP Units Representing
                         Limited Partnership Interests
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   118230101
- --------------------------------------------------------------------------------
                                (CUSIP Number)

                             David Ackerman, Esq.
                            McBride, Baker & Coles
                            500 West Madison Street
                                  40th floor
                               Chicago, IL 60661
                                (312) 715-5700
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 12, 1997
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP NO. 118230101                 SCHEDULE 13D              Page 2 of 15 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   LaSalle National Bank, Trustee of the Buckeye Pipe Line Services Company Employee Stock Ownership Plan

- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]
                                                            (b) [_]

- --------------------------------------------------------------------------------
3  SEC USE ONLY

- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
         00
- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e) [_]

- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

- --------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
   NUMBER OF                           0
     SHARES        -------------------------------------------------------------
  BENEFICIALLY               8         SHARED VOTING POWER
    OWNED BY                           0
     EACH          -------------------------------------------------------------
   REPORTING                 9         SOLE DISPOSITIVE POWER
    PERSON                             0
     WITH          -------------------------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                       0
- --------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,286,573

- --------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

- --------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   9.6%
- --------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   BK
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 118230101                 SCHEDULE 13D              Page 3 of 15 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Buckeye Pipe Line Services Company

- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]
                                                            (b) [_]

- --------------------------------------------------------------------------------
3  SEC USE ONLY

- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
         00
- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e) [_]

- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Pennsylvania

- --------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
   NUMBER OF                           1,286,573
     SHARES        -------------------------------------------------------------
  BENEFICIALLY               8         SHARED VOTING POWER
    OWNED BY                           0
     EACH          -------------------------------------------------------------
   REPORTING                 9         SOLE DISPOSITIVE POWER
    PERSON                             1,286,573
     WITH          -------------------------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                       0
- --------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,286,573

- --------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

- --------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   9.6%
- --------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   CO
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 118230101                 SCHEDULE 13D              Page 4 of 15 Pages


Item 1.  Security and Issuer.

         This statement relates to the LP Units ("LP Units") representing limited partnership interests of Buckeye Partners, L.P., a Delaware limited partnership (the "Partnership"). The principal executive office of the Partnership is located at 3900 Hamilton Boulevard, Allentown, PA 18103.

Item 2.  Identity and Background.

         (a) This statement is being filed by Buckeye Pipe Line Services Company, a Pennsylvania corporation (the "Company"), and LaSalle National Bank, as trustee (the "Trustee," and together with the Company, the "Filing Persons") of the Buckeye Pipe Line Services Company Employee Stock Ownership Plan (the "ESOP"). The Company is the record owner of the LP Units disclosed in this
Schedule 13D. The ESOP is the record owner of all of the outstanding shares of capital stock of the Company.

         (b) The Company's address is 3900 Hamilton Boulevard, Allentown, PA 18103. The Trustee's address is Corporate Trust Department, 135 South Lasalle Street, Chicago, IL 60674.

         (c) The principal business of the Company is to provide services to, and engage in other business activities related to the business of, the Partnership and its affiliates. The principal business of the Trustee is banking.

         (d) Neither Filing Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) During the past five years, neither Filing Person was a party to a civil proceeding of a judicial or administrative body as a result of which proceeding such Filing Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         As more fully described in Item 6, the LP Units have been issued to the Company in exchange for 63,000 shares of BMC Acquisition Company Series A Convertible Preferred Stock, stated value $1,000 per share (the "BAC Preferred Stock").

Item 4.  Purpose of Transaction.

         The Company is holding the LP Units for investment. The Company intends to sell LP Units from time to time to fund payment obligations under the ESOP to departing employees of the Company and related expenses. Except as set forth in the preceding sentence, the Filing Persons do not have any plan or proposal which relates to or would result in:

         (i) the acquisition by any person of additional securities of the Partnership, or the disposition of securities of the Partnership;

         (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership or any of its operating partnerships;

CUSIP NO. 118230101                 SCHEDULE 13D              Page 5 of 15 Pages


         (iii) a sale or transfer of a material amount of assets of the Partnership or any of its operating partnerships;

         (iv) any change in the present Board of Directors or management of Buckeye Management Company, a Delaware corporation and general partner of the Partnership (the "General Partner"), including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (v) any material change in the present capitalization or distribution policy of the Partnership;

         (vi) any other material change in the Partnership's business or partnership structure;

         (vii) changes in the Partnership's Amended and Restated Agreement of Limited Partnership, as amended (the "Partnership Agreement"), or other actions which may impede the acquisition of control of the Partnership by any person;

         (viii) causing a class of securities of the Partnership to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (ix) a class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (x)     any action similar to any of those mentioned above.


Item 5.  Interest in Securities of the Issuer.

         (a) The Filing Persons beneficially own an aggregate of 1,286,573 LP Units, representing 9.6% of the 13,360,303 LP Units outstanding as of August 12, 1997. The Company is the record owner of all 1,286,573 LP Units and the ESOP controls the Company through ownership of all of the outstanding shares of capital stock of the Company.

         (b) The Company has sole power to vote and dispose of the 1,286,573 LP Units which it beneficially owns. The ESOP may be deemed to be the beneficial owner of the 1,286,573 LP Units through its ownership of all of the outstanding shares of capital stock of the Company.

         (c) As more fully described in Item 6, the Company acquired the LP Units on August 12, 1997.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to the LP Unit Subscription Agreement, dated August 12, 1997 (the "LP Unit Subscription Agreement"), the Partnership issued the LP Units to the Company in consideration for receiving 63,000 shares of BAC Preferred Stock owned by the Company. A copy of the LP Unit Subscription Agreement is attached hereto as Exhibit A.

         ESOP accounts of the Company's employees will receive allocations of the Company's shares (which directly correlate to LP Units owned by the Company) instead of BAC Preferred Stock. The distributions on LP Units held by the Company will be used to pay the principal and interest on debt incurred to purchase the BAC

CUSIP NO. 118230101                 SCHEDULE 13D              Page 6 of 15 Pages


Preferred Stock.   Sales of LP Units will be made by the Company from time to time to fund payment obligations under the ESOP to departing employees of the Company and related expenses.


Item 7.  Material to be Filed as Exhibits.

            Exhibit                                  Description
            -------                                  -----------

            Exhibit A                       LP Unit Subscription Agreement

CUSIP NO. 118230101                 SCHEDULE 13D              Page 7 of 15 Pages


                                   SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      BUCKEYE PIPE LINE SERVICES COMPANY


                                      By:  /s/ Stephen C. Muther
                                         ----------------------------------
                                         Name:  Stephen C. Muther
                                         Title: Senior Vice President


                                      LASALLE NATIONAL BANK,
                                       As Trustee of the Buckeye Pipe Line
                                       Services Company Employee Stock
                                       Ownership Plan


                                      By:  /s/ Jeffrey S. Schiedemeyer
                                         ----------------------------------
                                         Name:  Jeffrey S. Schiedemeyer
                                         Title: Vice President

Date: August 21, 1997

CUSIP NO. 118230101                 SCHEDULE 13D              Page 8 of 15 Pages


                                                             EXHIBIT A



                        LP UNIT SUBSCRIPTION AGREEMENT
                        ------------------------------

       THIS LP UNIT SUBSCRIPTION AGREEMENT (this "Agreement"), dated as of August 12, 1997, is entered into between BUCKEYE PARTNERS, L.P., a Delaware limited partnership (the "Partnership"), and BUCKEYE PIPE LINE SERVICES COMPANY, a Pennsylvania corporation (the "Company").

                                  WITNESSETH:

       WHEREAS, the BMC Acquisition Company Employee Stock Ownership Plan (the "ESOP") owns all of the outstanding shares of the Company;

       WHEREAS, the Company owns 63,000 shares of preferred stock, stated value $1,000 per share (the "Preferred Stock"), of BMC Acquisition Company, a Delaware corporation ("BAC"), previously contributed to the Company by the ESOP;

       WHEREAS, LaSalle National Bank, successor to Comerica Bank - Illinois, the trustee of the ESOP (the "Trustee"), has determined that it is in the best interests of the ESOP for the Company to exchange the Preferred Stock for limited partnership units of the Partnership ("LP Units") in accordance with the terms and conditions of this Agreement;

       WHEREAS, a special committee of disinterested directors of the board of directors of Buckeye Management Company, a Delaware corporation and general partner of the Partnership (the "General Partner"), has determined that the issuance of the LP Units in exchange for the Preferred Stock and the immediate exchange of the Preferred Stock for the release of certain obligations of the Partnership and its subsidiary operating partnerships in accordance with the Exchange Agreement of even date herewith in connection with the restructuring of the ESOP (collectively, the "Restructuring") is in the best interest of the Partnership; and

       WHEREAS, pursuant to Section 17.1(b) of the Amended and Restated Agreement of Limited Partnership dated as of December 23, 1986, as amended, of the Partnership (the "Partnership Agreement"), the holders of a majority of the LP Units have approved the issuance of the LP Units in connection with the Restructuring; and

       WHEREAS, it is a condition of the Partnership's, the General Partner's and the Trustee's willingness to go forward with the Restructuring that this Agreement be entered into and fully performed.

CUSIP NO. 118230101                 SCHEDULE 13D              Page 9 of 15 Pages


       NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

                                  ARTICLE 1.
                               THE TRANSACTION

       a.   Exchange of Preferred Stock for LP Units.  On and as of the date of
            ----------------------------------------
this Agreement (the "Closing Date") and as an integral step in the Restructuring, the Company will assign and transfer, of record and beneficially, 63,000 shares of Preferred Stock owned by the Company to the Partnership, and the Partnership will issue 1,286,573 LP Units to the Company. Upon the issuance of such LP Units to the Company, the Company shall be admitted as a Limited Partner of the Partnership pursuant to the terms of the Partnership Agreement.

       b.   Closing.
            -------

            i. The closing for the transactions contemplated hereby (the "Closing") shall be held at the offices of Morgan, Lewis & Bockius LLP in Philadelphia contemporaneously with the execution of this Agreement;

            ii. At the Closing, the Company shall deliver to the Partnership certificates representing the Preferred Stock, duly endorsed for transfer to the Partnership or with separate stock transfer powers attached thereto and signed in blank; and

            iii. At the Closing, the Partnership shall deliver to the Company certificates representing the LP Units.


                                  ARTICLE 2.
         REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PARTNERSHIP

       The Partnership hereby represents, warrants and covenants to the Company as follows:

       a.   Organization of the Partnership.  The Partnership is a limited
            -------------------------------
partnership duly formed, validly existing and in good standing under the laws of the State of Delaware. The Partnership has full partnership power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby, including without limitation to issue the LP Units pursuant to this Agreement.

       b.   Authority.  The execution and delivery by the Partnership of this
            ---------
Agreement, and the performance by the Partnership of its obligations hereunder, have been duly and validly authorized by all necessary partnership action on the part of the Partnership. This Agreement has

CUSIP NO. 118230101                 SCHEDULE 13D             Page 10 of 15 Pages


been duly and validly executed and delivered by the Partnership and constitutes a legal, valid and binding obligation of the Partnership enforceable against the Partnership in accordance with its terms.

       c.   LP Units.  When issued for the consideration described herein, the
            --------
LP Units will be validly issued pursuant to the terms of the Partnership Agreement and under applicable law. The delivery of the certificates at the Closing representing the LP Units in the manner provided in Section 1.02 will transfer to the Company good and valid title to the LP Units, free and clear of any lien, security interest or other defect of title of any kind, subject to the imposition immediately following the issuance of the LP Units of a security interest in favor of The Prudential Insurance Company of America and Pruco Life Insurance Company (the "ESOP Lenders") as contemplated by an Amended and Restated Note Agreement (the "Note Agreement") of even date herewith between the ESOP and the ESOP Lenders. The LP Units have been listed with the New York Stock Exchange.

       d.   No Conflicts.  The execution and delivery by the Partnership of this
            ------------
Agreement do not, and the performance by the Partnership of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

            i. conflict with or result in a violation of any of the terms, conditions or provisions of the Partnership Agreement;

            ii. conflict with or result in a violation or breach of any term or provision of any law or governmental order applicable to the Partnership; or

            iii. conflict with or result in a violation or breach of, constitute a default under, or require the Partnership or any of its affiliated operating partnerships to obtain any consent of any third party under any contract to which the Partnership or any such operating partnership is bound.

       e.   Governmental Approvals and Filings.  No consent, approval or action
            ----------------------------------
of, filing with or notice to any governmental or regulatory authority on the part of the Partnership is required in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

       f.   Buckeye SEC Reports.  The Partnership's (i) Annual Report on Form
            -------------------
10-K for the fiscal year ended December 31, 1996, as filed with the Securities and Exchange Commission ("SEC"), and the (ii) Quarterly Reports on 10-Q and Current Reports on 8-K as filed with the SEC subsequently thereto, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except any statement or

CUSIP NO. 118230101                 SCHEDULE 13D             Page 11 of 15 Pages


omission which has been subsequently corrected or otherwise disclosed in a subsequent SEC filing.

       g.   Tax Status of the Partnership.  The Partnership is, and, following
            -----------------------------
the transactions contemplated by this Agreement will continue to be, taxable as a partnership for Federal income tax purposes.

       h.   Registration of LP Units.  Immediately following the Closing, the
            ------------------------
Partnership shall use commercially reasonable efforts to (i) register with the SEC the LP Units on Form S-3 under the Securities Act of 1933, as amended, or other appropriate form, and (ii) shall maintain the effectiveness of such registration statement for as long as the Company continues to hold LP Units which are not freely tradeable in the absence of such registration statement.

       i.   Investment Intent.  The Partnership hereby represents and warrants
            -----------------
to the Company that the Partnership is acquiring the BAC Preferred Stock for the Partnership's own account for investment and not with a view to the distribution thereof or with any present intention of selling any thereof to the public. The Partnership acknowledges that it has been informed by the Company that the BAC Preferred Stock has not been registered under the Securities Act and that the BAC Preferred Stock must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available. The Partnership also acknowledges that it is fully aware of the restrictions on disposing of the BAC Preferred Stock resulting from the provisions of the Securities Act and the General Rules and Regulations of the Securities and Exchange Commission thereunder (including, without limitation, Rule 144). The Company and the Partnership acknowledge that the sale, assignment or transfer of the BAC Preferred Stock to BAC or any of its affiliates (including, without limitation, the subsidiary operating partnerships of the Partnership, Buckeye Management Company and Buckeye Pipe Line Company) shall not violate this
Section 2.09.


                                  ARTICLE 3.
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

       The Company hereby represents and warrants to the Partnership as follows:

       a.   Organization of the Company.  The Company is a corporation duly
            ---------------------------
organized, validly subsisting and in good standing under the laws of the Commonwealth of Pennsylvania. The Company has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby, including, without limitation, to own, hold, sell and transfer (pursuant to this Agreement) the Preferred Stock.

CUSIP NO. 118230101                 SCHEDULE 13D             Page 12 of 15 Pages


       b.   Authority.  The execution and delivery by the Company of this
            ---------
Agreement, and the performance by the Company of its obligations hereunder, have been duly and validly authorized by the Board of Directors of the Company and no other action on the part of the Company is necessary. This Agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

       c.   Preferred Stock.  The delivery of the certificates at the Closing
            ---------------
representing the Preferred Stock in the manner provided in Section 1.02 will transfer to the Partnership good and valid title to the Preferred Stock, free and clear of any lien, security interest or other defect of title of any kind, except as contemplated by the Note Agreement.

       d.   No Conflicts.  The execution and delivery by the Company of this
            ------------
Agreement do not, and the performance by the Company of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

            i. conflict with or result in a violation of any of the terms, conditions or provisions of the charter or bylaws of the Company;

            ii. conflict with or result in a violation or breach of any term or provision of any law or governmental order applicable to the Company; or

            iii. conflict with or result in a violation or breach of, constitute a default under or require the Company to obtain any consent of any third party under any contract to which the Company is bound.

       e.     Governmental Approvals and Filings.  No consent, approval or
              ----------------------------------
action of, filing with or notice to any governmental or regulatory authority on the part of the Company is required in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, except as may be required under the applicable securities laws to disclose the Company's ownership of the LP Units.


                                  ARTICLE 4.
                              GENERAL PROVISIONS

       a.   Notices.   All notices, requests, demands and other communications
            -------
required or permitted hereunder shall be in writing and shall be delivered personally, sent by telecopier, by first class mail or by a nationally recognized overnight courier, postage prepaid. All such notices, requests, demands and other communications shall be addressed to the respective parties

CUSIP NO. 118230101                 SCHEDULE 13D             Page 13 of 15 Pages


at the addresses set forth below, or to such other address or person as any party may designate by notice to the other parties in accordance herewith:

       If to the Partnership:    Buckeye Management Company
                                 Five Radnor Corporate Center
                                 Suite 445
                                 100 Matsonford Road
                                 Radnor, PA 19087
                                 Attn: Chairman
                                 Telecopier No.: (610) 971-9296

       With a copy to:           Morgan, Lewis & Bockius LLP
                                 2000 One Logan Square
                                 Philadelphia, PA 19103-6993
                                 Attn: Howard L. Meyers, Esq.
                                 Telecopier No.: (215) 963-5299

       If to the Company:        Buckeye Pipe Line Services Company
                                 3900 Hamilton Boulevard
                                 Allentown, PA 18103
                                 Attn: President
                                 Telecopier No.: (610) 770-4549

       With copies to:           LaSalle National Bank
                                 135 South LaSalle Street
                                 Chicago, IL 60674
                                 Attn: Corporate Trust Department
                                 Telecopier No.: (312) 904-2446

                                 and

                                 McBride, Baker & Coles
                                 500 West Madison Street
                                 40th Floor
                                 Chicago, IL 60661
                                 Attn: David Ackerman, Esq.
                                 Telecopier No.: (312) 993-9350

CUSIP NO. 118230101                 SCHEDULE 13D             Page 14 of 15 Pages


       b.   Entire Agreement.  This Agreement supersedes all prior discussions
            ----------------
and agreements among the parties hereto with respect to the subject matter hereof and contains the sole and entire agreement among the parties hereto with respect to the subject matter hereof.

       c.   Headings.  The headings used in this Agreement have been inserted
            --------
for convenience of reference only and do not define or limit the provisions hereof.

       d.   Waiver and Amendment.  No failure by any party to insist upon the
            --------------------
strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or of any other covenant, duty, agreement or condition. Any amendment to this Agreement shall be effective only if in a writing signed by each of the parties hereto.

       e.   Severability. If any provision of this Agreement is or becomes
            ------------
invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions hereof, or of such provision in other respects, shall not be affected thereby.

       f.   Governing Law.  This Agreement shall be governed by and construed in
            -------------
accordance with the laws of the State of Delaware applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

       g.   Counterparts.  This Agreement may be executed in any number of
            ------------
counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

CUSIP NO. 118230101                 SCHEDULE 13D             Page 15 of 15 Pages


       IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed by its officer duly authorized as of the date first above written.


                                 BUCKEYE PARTNERS, L.P.

                                 BY: BUCKEYE MANAGEMENT COMPANY


                                 By:
                                     -------------------------------------
                                     Name:
                                     Title:


                                 BUCKEYE PIPE LINE SERVICES COMPANY


                                 By:
                                     -------------------------------------
                                     Name:
                                     Title: